Exhibit 99.9

6 August 2013
Update Regarding Contemplated Rights Issuance

Following the Company's reports of 22 and 30 May 2013 and of 28 June 2013 regarding its contemplated rights issuance (the "Rights Issue"), Queenco Leisure International Ltd., the emerging markets entertainment center and casino developer and operator (the "Company"), today announces that following the consummation of the Rights Issue, (Y.Z.) Queenco Ltd. ("Y.Z." - the Company's parent corporation) shall receive an irrevocable power of attorney, valid for a period of 3 months, to vote such number of ordinary shares of the Company that shall equal 4% of the issued and outstanding share capital of the Company following the Rights Issue. Said power of attorney shall be received from Asyv Hotels Ltd., an Israeli investor, who has already agreed to finance the participation of Y.Z. and its wholly owned subsidiary in the Rights Issue; and who shall receive from Y.Z. and its wholly owned subsidiary, immediately after the consummation of the Rights Issue, the entire amount of shares to be issued to them in the Rights Issue (including over-subscriptions, to the extent the investor shall request Y.Z. to subscribe for unsubscribed shares in the Rights Issue and finance such over-subscription). Y.Z. and its wholly owned subsidiary currently hold approximately 67% of the Company's issued share capital.

Queenco Leisure International Ltd.

For further information about the Company please visit www.queenco.com  or contact:
Queenco Leisure International Ltd.

Haim Assayag, Executive Chairman of the Board.	T: +972 3 7566 555